                                                                                                                     Exhibit 99.2

China Yuchai Creates New Exhaust Emission Control Subsidiary

Singapore, July 27, 2018 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today the establishment of a new subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd ("YETC"), to design, produce and sell exhaust emission control systems for Chinese commercial vehicles to meet the highest domestic emission standard, China National VI.

YETC is a wholly owned subsidiary of Guangxi Yuchai Accessories Manufacturing Company Limited ("YAMC"), which is a wholly owned subsidiary of Guangxi Yuchai Machinery Co. Ltd. (“GYMCL”), the Company’s main operating subsidiary.  The registered capital of YETC is RMB 62 million, contributed by internal funding.

Background of emission control

The new exhaust emission control systems are so-called combination systems under China National VI – the strictest emission standard for particulates, nitrogen oxide and hydrocarbons. This emission standard corresponds to Euro 6 in Europe and EPA 10 in the USA. China National VI will result in a further reduction of 80% for nitrogen oxides and 66% for particle mass compared to the China National 5 standard.

Dissolution of two subsidiaries

On a separate note, the following two subsidiaries have been deregistered from the Company Registry of the People’s Republic of China by GYMCL:

i.	Nanjing Yuchai Machinery Marketing Company Limited
ii.	Ningxia Yuchai Machinery Monopoly Co., Ltd.

About China Yuchai International:

China Yuchai, through its subsidiary GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Contact:

Kevin Theiss

Investor Relations

China Yuchai International

Tel: +1-212-521-4050

cyd@bluefocus.com